Exhibit 12
General Electric Company
 Computation of Ratio of Earnings to Fixed Charges

Nine months
ended
September 30, 2014
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$10,745
Plus:
Interest and other financial charges included in expense(b)	7,116
One-third of rental expense(c)	370
Adjusted "earnings"	$18,231

Fixed charges:
Interest and other financial charges included in expense(b)	$7,116
Interest capitalized	20
One-third of rental expense(c)	370
Total fixed charges	$7,506

Ratio of earnings to fixed charges	2.43

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(84)